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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                               SCHEDULE 13G/A

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (Amendment No. 1)*


                           FRENCH FRAGRANCES, INC.
----------------------------------------------------------------------
                              (Name of Issuer)


                       Common Stock, $.01 Par Value
----------------------------------------------------------------------
                      (Title of Class of Securities)


                                357 658 103
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                               (CUSIP Number)


                             December 31, 1999
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          (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [ ] Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                             Page 1 of 5 Pages
                           There are no exhibits

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CUSIP No. 357 658 103                                 Page 2 of 5 Pages

(1)   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Richard C.W. Mauran
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(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
      (a)  [ ]              (b)  [ ]
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(3)   SEC USE ONLY

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(4)   CITIZENSHIP OR PLACE OF ORGANIZATION

      United Kingdom
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      Number of       (5)    Sole Voting Power          1,863,280(a)
      Shares
                        -------------------------------------------------
      Beneficially    (6)    Shared Voting Power          276,684(b)
      Owned by
                        -------------------------------------------------
      Each Reporting  (7)    Sole Dispositive Power     1,863,280(a)
      Person
                        -------------------------------------------------
      With            (8)    Shared Dispositive Power     276,684(b)
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(9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,139,964 (a)(b)
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(10)  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)   [ ]

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(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      15.0%
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(12)  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
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(a) Includes (i) 911,579 shares of Common Stock owned by Euro Credit
Investments Limited ("Euro Credit"), a company controlled by Mr. Mauran;
(ii) 489,051 shares of Common Stock issuable upon the conversion of Series B Convertible Preferred Stock owned by Euro Credit; (iii) 108,254 shares of Common Stock issuable upon the conversion of Series C Convertible Preferred Stock owned by Euro Credit; (iv) 109,114 shares of Common Stock issuable upon the conversion of 7.5% Convertible Debentures owned by Euro Credit; (v) 127,768 shares of Common Stock owned by Bed B.V.I. Corp. ("Bed BVI"), a company controlled by Mr. Mauran; (vi) 95,014 shares of Common Stock issuable upon the conversion of Series B Convertible Preferred Stock owned by Bed BVI; and (vii) 22,500 shares of Common Stock issuable upon the exercise of stock options.

(b) Includes (i) 115,441 shares of Common Stock owned by Devonshire Trust, a trust of which Mr. Mauran is a trustee but as to which Mr. Mauran has shared voting power; (ii) 125,329 shares of Common Stock issuable upon the conversion of Series B Convertible Preferred Stock owned by Devonshire Trust; (iii) 23,264 shares of Common Stock issuable upon the conversion of Series C Convertible Preferred Stock owned by Devonshire Trust; (iv) 1,850 shares of Common Stock issuable upon the conversion of 7.5% Convertible Debentures owned by Devonshire Trust; (v) 6,210 shares of Common Stock owned by Devonshire Holdings, a trust of which Mr. Mauran is a beneficiary; and (vi) 4,590 shares of Common Stock issuable upon the conversion of Series B Convertible Preferred Stock owned by Devonshire Holdings.

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CUSIP No. 357 658 103                                 Page 3 of 5 Pages

ITEM 1(a).  NAME OF ISSUER:

            French Fragrances, Inc.
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ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            14100 N.W. 60 Avenue, Miami Lakes, Florida 33014
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ITEM 2(a).  NAME OF PERSON FILING:

            Richard C.W. Mauran
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ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            c/o Bedford Capital Corporation
            Scotia Plaza, 40 King Street West, Suite 4712
            Toronto, Ontario Canada  M5H 3Y2
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ITEM 2(c).  CITIZENSHIP:

            United Kingdom
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ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

            Common Stock, $.01 Par Value
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ITEM 2(e).  CUSIP NUMBER:

            357 658 103
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ITEM 3.     IF THIS STATEMENT IS FILED PURSUANT TO RULES 240.13d-1(b) or
            240.13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:
            (a)[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
            (b)[ ] Bank as defined in section 3(a)(6) of the Act
            (15 U.S.C. 78c);
            (c)[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
            (d)[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
            (e)[ ] An investment adviser in accordance with Rule 240.13d-1(b)(1)(ii)(E);
            (f)[ ] An employee benefit plan or endowment fund in accordance with Rule 240.13d-1(b)(1)(ii)(F);
            (g)[ ] A parent holding company or control person in accordance with Rule 240.13d-1(b)(1)(ii)(G);
            (h)[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
            (i)[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
            (j)[ ] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(J).

            IF THIS STATEMENT IS FILED PURSUANT TO RULE 240.13d-1(c), CHECK THIS BOX [X]

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CUSIP No. 357 658 103                                 Page 4 of 5 Pages

ITEM 4      Ownership.
            (a) Amount Beneficially Owned:             2,139,964(a)(b)

            (b) Percent of Class:                      15.0%

            (c) Number of shares as to which such person has:
                (i)   sole power to vote or to
                      direct the vote                  1,863,280(a)

                (ii)  shared power to vote or to
                      direct the vote                    276,684(b)

                (iii) sole power to dispose or to
                      direct the disposition of        1,863,280(a)

                (iv)  shared power to dispose or to
                      direct the disposition of          276,684(b)

ITEM 5.     Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
            securities, check the following.   [ ]

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
            PERSON.

            Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
            HOLDING COMPANY.

            Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            Not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

            Not applicable.

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CUSIP No. 357 658 103                                 Page 5 of 5 Pages

ITEM 10.    CERTIFICATIONS.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 11, 2000                          /s/ Richard C.W. Mauran
                                           -----------------------
                                           Richard C.W. Mauran